SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

(Amendment No. )

Consumers Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

210509105

(CUSIP Number)

April 2, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210509105	Page 2 of 5 Pages

1	name of reporting person MacNealy Hoover Investment Management Inc.
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Ohio
number of shares beneficially owned by each reporting person with	5	sole voting power 0
	6	shared voting power 177,538
	7	sole dispositive power 0
	8	shared dispositive power 177,538
9	aggregate amount beneficially owned by each reporting person 177,538
10	check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	percent of class represented by amount in row 9 6.5%
12	type of reporting person (see instructions) IA

CUSIP No. 210509105	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Consumers Bancorp, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

614 East Lincoln Way
Minerva, Ohio 44657

Item 2(a).	Name of Person Filing:

MacNealy Hoover Investment Management Inc. (“MacNealy Hoover”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

200 Market Avenue North, Suite 200
Canton, Ohio 44702

Item 2(c).	Citizenship:

MacNealy Hoover is an Ohio corporation

Item 2(d).	Title of Class of Securities:

The Company’s common stock, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

210509105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing as a:

Investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 177,538 Shares

(b) Percent of class: 6.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 177,538 Shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 177,538 Shares

CUSIP No. 210509105	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities soley in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2019

MacNealy Hoover Investment Management Inc.

/s/ Harry C.C. MacNealy
By Harry C.C. MacNealy
Chief Executive and Compliance Office

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